UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               FOCUS SURGERY, INC.
                     -------------------------------------
                                (Name of Issuer)


                         Common Stock,$0.0001 Par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                    344163100
                             ----------------------
                                 (CUSIP Number)

                                  March 6, 1998
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 2 of 20 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                404,210
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 404,210
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,210

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.54%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 3 of 20 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                894,230
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                404,210
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 894,230
   With
                           8        Shared Dispositive Power
                                          404,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,298,440

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                             [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.94%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 4 of 20 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                404,210
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          404,210

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,210

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.54%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 5 of 20 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                897,135
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 897,135
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            897,135

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.41%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 6 of 20 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                897,135
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 897,135
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            897,135

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.41%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  344163100                                          Page 7 of 20 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                897,135
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 897,135
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            897,135

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.41%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 20 Pages

Item 1(a)           Name of Issuer:

                    Focus Surgery, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    113 Tynan Way, Portola Valley, CA 94028.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    ii)  Mr. George Soros ("Mr. Soros");

                    iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                    iv) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

                    v) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"); and

                    vi)  Purnendu Chatterjee ("Dr. Chatterjee").

                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Mr. Soros and Winston L.P., a Delaware limited partnership. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager of SFM LLC and is also a member of the management committee of SFM LLC. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                    ii)  Mr. Soros is a United States citizen;

                    iii) Mr. Druckenmiller is a United States citizen;

                                                              Page 9 of 20 Pages

                    iv)  Winston L.P. is a Delaware limited partnership;

                    v)   CFM is a Delaware limited partnership; and

                    vi)  Dr. Chatterjee is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.0001 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         344163100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         i) Each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner of the 404,210 Shares held for the account of Quantum Partners.

                         ii) Mr. Soros may be deemed to be the beneficial owner of 1,298,440 Shares. This number consists of (A) the 404,210 Shares held for the account of Quantum Partners and (B) the 894,230 Shares held for his personal account.

                         iii) Each of Winston L.P.,  CFM and Dr.  Chatterjee may
                              be deemed to be the beneficial owner of the 897,135 Shares held for the account of Winston L.P.

Item 4(b)           Percent of Class:

                         i) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 1.54% of the total number of Shares outstanding.

                         ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.94% of the total number of Shares outstanding.

                         iii) The  number  of Shares  of which  each of  Winston
                              L.P., CFM and Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 3.41% of the total number of Shares outstanding.

                    Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to

                                                             Page 10 of 20 Pages

each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.

Item 4(c)           Number of shares as to which such person has:

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 404,210

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   404,210

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                 894,230

          (ii) Shared power to vote or to direct the vote:               404,210

          (iii) Sole power to dispose or to direct the disposition of:   894,230

          (iv) Shared power to dispose or to direct the disposition of   404,210

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               404,210

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  404,210

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                 897,135

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   897,135

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 11 of 20 Pages

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                 897,135

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   897,135

          (iv) Shared power to dispose or to direct the disposition of:        0

          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:                 897,135

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   897,135

          (iv) Shared power to dispose or to direct the disposition of:        0


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The partners of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their partnership interests in Quantum Partners.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for his personal account.

                    (iii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Winston L.P. in accordance with their ownership interests in Winston L.P.

                    Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros and Winston L.P. Mr. Soros expressly disclaims beneficial ownership of any Shares held for the account of Winston L.P. Each of Winston L.P., CFM and Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners and Mr. Soros.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

                                                             Page 12 of 20 Pages

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 20 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 6, 1998                    SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 6, 1998                    GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                                             Page 14 of 20 Pages


Date:  March 6, 1998                    CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date: March 6, 1998                     PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 15 of 20 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................        16

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................        17

C.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Purnendu    Chatterjee    in   favor   of   Mr.   Peter
          Hurwitz................................................        18

D.        Joint Filing Agreement dated March 6, 1998 by and among
          Soros  Fund  Management  LLC,  Mr.  George  Soros,  Mr.
          Stanley  F.  Druckenmiller,   Winston  Partners,  L.P.,
          Chatterjee  Fund  Management,  L.P.  and  Dr.  Purnendu
          Chatterjee.............................................        19